Regal Beloit Corporation

Investor Relations Update

March 26, 2018

Mark Gliebe
Chairman
Chief Executive Officer

Jon Schlemmer
Chief Operating Officer

Rob Rehard
Vice President
Chief Financial Officer
(Effective 4/1/18)

Robert Cherry
Vice President
Business Development & Investor Relations



Safe Harbor Statement

The following is a cautionary statement made under the Private Securities Litigation Reform Act of 1995: With the exception of historical facts, the statements contained in this presentation may be forward-looking statements. Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "expect," "intend," "estimate," "forecast," "anticipate," "believe," "should," "project" or "plan" or the negative of these terms or other similar words. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements due to a number of factors, including: uncertainties regarding our ability to execute our restructuring plans within expected costs and timing; increases in our overall debt levels as a result of the acquisition of the Power Transmission Solutions business of Emerson Electric Co. ("PTS") or otherwise and our ability to repay principal and interest on our outstanding debt; actions taken by our competitors and our ability to effectively compete in the increasingly competitive global electric motor, drives and controls, power generation and mechanical motion control industries; our ability to develop new products based on technological innovation and marketplace acceptance of new and existing products; fluctuations in commodity prices and raw material costs; our dependence on significant customers; issues and costs arising from the integration of acquired companies and businesses including PTS, and the timing and impact of purchase accounting adjustments; prolonged declines in oil and gas up stream capital spending; economic changes in global markets where we do business, such as reduced demand for the products we sell, currency exchange rates, inflation rates, interest rates, recession, government policies, including policy changes affecting taxation, trade, immigration and the like, and other external factors that we cannot control; product liability and other litigation, or claims by end users, government agencies or others that our products or our customers' applications failed to perform as anticipated, particularly in high volume applications or where such failures are alleged to be the cause of property or casualty claims; unanticipated liabilities of acquired businesses; unanticipated costs or expenses we may incur related to product warranty issues; our dependence on key suppliers and the potential effects of supply disruptions; infringement of our intellectual property by third parties, challenges to our intellectual property and claims of infringement by us of third party technologies; effect on earnings of any significant impairment of goodwill or intangible assets; cyclical downturns affecting the global market for capital goods; and other risks and uncertainties including but not limited to those described in "Item 1A-Risk Factors" of the Company's Annual Report on Form 10-K filed on February 27, 2018 and from time to time in our reports filed with U.S. Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. The forward-looking statements included in this presentation are made only as of their respective dates, and we undertake no obligation to update these statements to reflect subsequent events or circumstances**.**

Non-GAAP Financial Measures

We prepare financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). We also periodically disclose certain financial measures in our quarterly earnings releases, on investor conference calls, and in investor presentations and similar events that may be considered "non-GAAP" financial measures. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in accordance with GAAP.

In the materials that follow, we may disclose one or more of the following non-GAAP financial measures: adjusted diluted earnings per share (both historical and projected), adjusted income from operations, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, and free cash flow as a percentage of net income attributable to Regal Beloit Corporation. We believe that these non-GAAP financial measures are useful measures for providing investors with additional information regarding our results of operations and for helping investors understand and compare our operating results across accounting periods and compared to our peers. Our management primarily uses adjusted income from operations, adjusted operating income and adjusted operating margin to help us manage and evaluate our business and make operating decisions, while adjusted diluted earnings per share, adjusted EBITDA, free cash flow and free cash flow as a percentage of net income are primarily used to help us evaluate our business and forecast our future results. To the extent any of these non-GAAP measures are disclosed, we reconcile them to the most directly comparable GAAP financial measures. Such reconciliations can be found in appendices or tables that follow. Accordingly, we believe disclosing and reconciling non-GAAP measures helps investors evaluate our business in the same manner as management.

In addition to the use of non-GAAP measures, we may also use the term "organic sales" to refer to GAAP sales from existing operations excluding sales from acquired businesses recorded prior to the first anniversary of the acquisition less the amount of sales attributable to any divested businesses ("acquisition sales") and the impact of foreign currency translation. The impact of foreign currency translation is determined by translating the respective period's sales (excluding acquisition sales) using the same currency exchange rates that were in effect during the prior year periods. We may use the term "organic sales growth" to refer to the increase in our sales between periods that is attributable to organic sales. For further clarification, we may use the term "acquisition growth" to refer to the increase in our sales between periods that is attributable to acquisition sales.

REGAL®

Investor Relations Update

- **Nicotra Gebhardt Acquisition**

- **Commodity Inflation and Tariff Impacts**

- **Capital Allocation Update**



We Create a Better Tomorrow by Efficiently Converting Power into Motion

REGAL®

Nicotra Gebhardt Acquisition – Overview

- Agreement to Acquire Nicotra Gebhardt S.p.A. for ~ €125 Million (~ $154 Million) Signed on February 27, 2018

- Expected to Close in April 2018, Subject to Customary Closing Conditions

- Expected to Be Accretive to Earnings in 2018, Excluding Purchase Accounting Adjustments and Closing Costs

- Adds to Regal's Growing Lineup of Energy Efficient Air Moving Systems

- Talented and Experienced Management Team with Air Moving Expertise

- Strong Customer Relationships

NICOTRA│Gebhardt

2017 Sales

€121 million

Employees

~750

New Product Focus
7 new product launches in last 18 months



REGAL®

Nicotra Gebhardt Acquisition – Strategic Rationale

Energy Efficiency
> Enhances Regal's Portfolio of High-efficiency Products
> Supports Customer Demand Trends for More Integrated Solutions
> Enabling Our Customers to Meet and Exceed Energy Regulations

Building on the Core
> Aligns with Regal Investments in ECM & Air Moving Technology
> Creates Value by Optimizing and Integrating Components
> Adds to Regal's Growing Portfolio of ECM & Air Moving Systems

Geography
> Minimal Overlap with North American Fan and Blower Providers
> 97% of Current Sales Are Outside of North America
> Increases Regal's Presence in Europe

Product Diversity
> 93% of NG Product Offering in Light Commercial Applications
> Platform of New Products Tailored for High-efficiency Systems Gains
> Expands Portfolio of Motor, Control and Air Moving Technologies

REGAL®

Solutions for High-efficiency Ventilation Systems

Roof Fan



Ventilation Unit



Packaged Air Conditioning Unit



Air Handling Unit



REGAL®

Nicotra Gebhardt Acquisition – Product Offering

Comfort Air (Centrifugal)	FFUs (Fan Filter Units)	Industrial Process
Commercial Building Ventilation	**Air Quality for Clean Room and Test Laboratories**	**Air / Gas Movement for Industrial Processes**

Product

	Plug Fans	Scroll (Covered) Fans	Roof Fans	Fan Filter Units	Direct Driven Industrial Fans

Direct Driven

  



  

Belt Driven



Belt Driven Industrial Fans



Industry

Commercial	Residential	Semi Conductor	Flat Panel Screen	Pharma	Industrial	Transportation	Pharma	Wind

NICOTRA Gebhardt

NICOTRA Gebhardt

NICOTRA Gebhardt

REGAL

Commodity Inflation & Tariff Impacts on Motors

Commodity Inflation

- Approximately 75% of Our COGS is Materials
- Copper, Steel, and Aluminum are Approximately Half of that 75%
- Approximately 30% of Total Sales Have Two-way Material Price Formulas, which Index and Pass through the Cost of Copper, Steel, and Aluminum
- For Sales without Two-way Material Price Formulas, Regal Hedges Copper and Aluminum 6 Quarters Out on a Rolling Basis
- Regal Implemented a General Price Increase in December of 2017
- Regal Announced an Additional General Price Increase in March of 2018
- Price/Cost Still Expected to Be Neutral in 2Q 2018

Steel & Aluminum Tariffs ("Section 232")

- Regal Purchases Nearly All of Its Steel and Aluminum Raw Material from North American Suppliers
- Therefore, Regal Is Expecting No Direct Impact from the Tariffs on our Purchases
- As a Byproduct of the Tariffs, the Broader Steel and Aluminum Market Could Experience General Inflation

Actively Managing Price/Cost Equation

REGAL®

Capital Allocation Update

Share Repurchases

- Regal's Stated Objective – Opportunistically Repurchase Shares while Maintaining Financial Flexibility

- In 2017, Regal Repurchased 576,804 Shares for a Total of $45.1 Million

- In 2018 Through March 23rd, Regal Repurchased 351,000 Shares for a Total of $26.0 Million

- As of March 23, 2018, Regal has 1.4 Million Shares Remaining on Its Share Repurchase Authorization

Balanced Capital Allocation

- Debt/EBITDA* Ratio: 1.5 - 3.5
- Capital Expenditures: 2.5% - 3.0% of Sales
- Cash Dividends: 20% - 24% Payout Ratio
- Targeted Acquisitions
- Opportunistic Share Repurchases

Disciplined Approach to Drive Long-Term Shareholder Value

* Non-GAAP Financial Measurement, See Appendix for Reconciliation

REGAL®

Thank You

Mark Gliebe
Chairman
Chief Executive Officer

Rob Rehard
Vice President
Chief Financial Officer
(Effective 4/1/18)

Jon Schlemmer
Chief Operating Officer

Robert Cherry
Vice President
Business Development & Investor Relations



Appendix Non-GAAP Reconciliations

TOTAL DEBT/ADJUSTED EBITDA

(Dollars in Millions)

	LTM Dec 30, 2017
Net Income Attributable to Regal Beloit Corporation	$ 213.0
Plus: Minority Interest	5.1
Plus: Taxes	59.1
Plus: Interest Expense	56.1
Less: Interest Income	(3.2)
Plus: Depreciation and Amortization	137.2
Plus: Restructuring and Related Costs	14.1
Less: Gain on Sale of Assets	(3.9)
Less: Gain on Disposal of Business	(0.1)
Adjusted EBITDA	**$ 477.4**
Current Maturities of Debt	$ 101.2
Long-Term Debt	1,039.9
Total Debt	**$ 1,141.1**
Total Debt/Adjusted EBITDA	**2.4**

REGAL®